EXHIBIT 12

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Stock Dividends

(in thousands, except ratios)

	Year ended December 31,
	2015	2014	2013	2012	2011
Fixed Charges:
Interest expensed and capitalized	$37,313	$40,918	$44,130	$26,095	$25,535
Amortized premiums, discounts and capitalized expenses (included above)	—	—	—	—	—
Estimate of interest within rental expense	—	—	—	—	—
Preference security accrued dividend	6,120	—	—	—	—
Combined Fixed Charges and Preference Security Dividends	$43,433	$40,918	$44,130	$26,095	$25,535

Earnings:
Pretax loss from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees	$(324,960)	$(138,727)	$(70,381)	$(44,365)	$(39,065)
Fixed Charges	37,313	40,918	44,130	26,095	25,535
Distributed income of equity investees	—	—	—	—	—
Total Earnings	$(287,647)	$(97,809)	$(26,251)	$(18,270)	$(13,530)

Ratio of Earnings to Fixed Charges	(a )	(b )	(c )	(d )	(e )

(a)	Earnings were insufficient to cover combined fixed charges and preference stock accrued dividends by $331.1 million.

(b)	Earnings were insufficient to cover fixed charges by $138.7 million.

(c)	Earnings were insufficient to cover fixed charges by $70.4 million.

(d)	Earnings were insufficient to cover fixed charges by $44.4 million.

(e)	Earnings were insufficient to cover fixed charges by $39.1 million.